EXHIBIT 12

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	1998	1999	2000	2001	2002
EARNINGS
Pre-tax income	$6,361	$7,798	$23,816	$24,516	$75,577
Add: fixed charges	1,964	8,504	43,559	39,417	26,834

Total earnings	$8,325	$16,302	$67,375	$63,933	$102,411

FIXED CHARGES
Interest expense	$777	$6,195	$39,785	$35,417	$21,539
Rent expense included in fixed charges	1,169	2,309	3,774	4,000	5,295

Total fixed charges	$1,946	$8,504	$43,559	$39,417	$26,834

RATIO OF EARNINGS TO FIXED CHARGES	4.3	1.9	1.5	1.6	3.8